

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2011

Via Facsimile
Mr. Michael Cooperman
Chief Financial Officer
Tucows Inc.
96 Mowat Avenue
Toronto, Ontario, Canada M6K3M1

     Re: Tucows Inc.
               Form 10-K for the Fiscal Year Ended December 31, 2009
               Filed March 22, 2010
               File No. 001-32600

Dear Mr. Cooperman:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                    Sincerely,

                    /s/ Patrick Gilmore

                    Patrick Gilmore
                    Accounting Branch Chief